UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PERU COPPER INC.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

715455101

(CUSIP Number)

Kevin Tai

Executive Vice President, Overseas Department

Aluminum Corporation of China

No. 62, North Xizhimen Street

Beijing, China 1000082

86-10-82298587

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Christopher F. Schultz, Esq.

Porzio, Bromberg & Newman, P.C.

156 West 56th Street

New York, NY 10019

Telephone: (646) 348-6755

August 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715455101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aluminum Corporation of China

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 125,456,781*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 125,456,781*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,456,781*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.4%

14.	Type of Reporting Person (See Instructions) CO; HC

*       Includes (i) 112,256,781 shares acquired pursuant to a take-over offer, which were taken-up and paid for on August 3, 2007, and (ii) 13,200,000 shares acquired in a private placement on June 19, 2007.

CUSIP No. 715455101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chinalco Canada B.C. Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Columbia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 125,456,781*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 125,456,781*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,456,781*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.4%

14.	Type of Reporting Person (See Instructions) CO

*       Includes (i) 112,256,781 shares acquired pursuant to a take-over offer, which were taken-up and paid for on August 3, 2007, and (ii) 13,200,000 shares acquired in a private placement on June 19, 2007.

CUSIP No. 715455101

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, jointly by Aluminum Corporation of China, a Chinese corporation (“Chinalco”), and Chinalco Canada B.C. Holdings Ltd., a British Columbia corporation and a wholly-owned subsidiary of Chinalco (“Bidco” and, together with Chinalco, collectively the “Reporting Persons”), and amends the below-indicated items from the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on June 28, 2007, as amended on August 1, 2007 on Schedule TO (the “Schedule 13D”).

Item 1.	Security and Issuer
N/A
Item 2.	Identity and Background
N/A
Item 3.	Source and Amount of Funds or Other Consideration
N/A
Item 4.	Purpose of Transaction

On August 22, 2007 Bidco mailed a notice of compulsory acquisition to all of the shareholders of Peru Copper Inc., a Canadian corporation (“Peru Copper”), who did not validly tender their Peru Copper common shares, without par value (the “Common Shares”), in the take-over offer (the “Offer”) made by the Reporting Persons pursuant to the circular dated June 25, 2007.  Pursuant to the notice of compulsory acquisition (the “Notice”) mailed under Section 206 of the Canada Business Corporations Act (the “Canadian Act”), Peru Copper shareholders that failed to validly tender their Common Shares in the Offer are required, within 20 days of their receipt of the Notice, to either (i) transfer their Common Shares to Bidco, by delivery of their share certificates and executed share transmittal forms to Bidco c/o Computershare Investor Services Inc., the agent for Peru Copper, for a purchase price of Cdn$6.60 in cash per share, or (ii) make a written demand of Bidco for the fair value of their Common Shares, in accordance with subsections (9) to (18) of Section 206 of the Canadian Act.  The foregoing description of the Notice is qualified in its entirety by reference to the Notice, a copy of which is attached to this Amendment No. 2 as exhibit 99.10 and is incorporated herein by reference.

On August 24, 2007 Bidco filed an early warning report (the “Report”), under Canadian National Instrument 62-103 on the Canadian System for Electronic Document Analysis and Retrieval, reporting, among other things, that certain Peru Copper shareholders who had tendered their Common Shares under notice of guaranteed delivery prior to the expiration of the Offer subsequently defaulted in delivery of their Common Shares and, as a result, Bidco acquired 112,256,781 of the 113,403,528 Common Shares tendered prior to the expiration of the Offer.  The foregoing description of the Report is qualified in its entirety by reference to the Report, a copy of which is attached to this Amendment No. 2 as exhibit 99.11 and is incorporated herein by reference.

Bidco issued a press release on July 31, 2007, announcing the take-up of the Common Shares tendered in the Offer.  A copy of the press release is attached to this Amendment No. 2 as exhibit 99.12 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
(a)	The Reporting Persons beneficially own an aggregate of 125,456,781* Common Shares, representing 91.4% of the outstanding Common Shares as of the date of this Amendment No. 2.
(b)	The Reporting Persons do not share the power to vote or direct the voting of the Common Shares, or the power to dispose or direct the disposition of the Common Shares, with any other person.

*       Includes (i) 112,256,781 shares acquired pursuant to a take-over offer, which were taken-up and paid for on August 3, 2007, and (ii) 13,200,000 shares acquired in a private placement on June 19, 2007.

CUSIP No. 715455101

(c)	On August 3, 2007 Bidco took up and paid for the 112,256,781 Common Shares validly tendered in connection with the Offer.
(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.
(e)	N/A.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
N/A
Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Exhibit Name

99.1	Joint Filing Agreement, dated June 25, 2007, between Aluminum Corporation of China and Chinalco Canada B.C. Holdings Ltd.*

99.2	Support Agreement, dated as of June 10, 2007, between Aluminum Corporation of China and Peru Copper Inc.*

99.3	Amendment to the Support Agreement, dated June 21, 2007, among Aluminum Corporation of China, Chinalco Canada B.C. Holdings Ltd. and Peru Copper Inc.*

99.4	Form of Lock-Up Agreement.*

99.5	Schedule of Signatories to Lock-Up Agreement.*

99.6	Lock-Up Agreement, dated as of June 10, 2007 between Aluminum Corporation of China and Paul Stein.*

99.7	Lock-Up Agreement, dated as of June 10, 2007 between Aluminum Corporation of China and Ranchu Copper Investments Limited.*

99.8	Lock-Up Agreement, dated as of June 10, 2007 between Aluminum Corporation of China and Geologic Resources Partners, LLC.*

99.9	Commitment Letter, dated June 21, 2007.*

99.10	Notice of Compulsory Acquisition, dated August 22, 2007.

99.11	Early Warning Report, dated August 24, 2007.

99.12	Press release, dated July 31, 2007.

*  Previously filed.

CUSIP No. 715455101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2007

ALUMINUM CORPORATION OF CHINA

By:	/S/ Xudong Ren
Name: Xudong Ren
Title: Vice President

CUSIP No. 715455101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2007

CHINALCO CANADA B.C. HOLDINGS LTD.

By:	/s/ Yu Tai
Name: Yu Tai
Title: Director

CUSIP No. 715455101

EXHIBIT INDEX

Exhibit No.	Exhibit Name

99.10	Notice of Compulsory Acquisition, dated August 22, 2007.

99.11	Early Warning Report, dated August 24, 2007.

99.12	Press release, dated July 31, 2007.